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                                               Filed by The Ackerley Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                       Subject Company: The Ackerley Group, Inc.
                                                    Commission File No.: 1-10321


The merger agreement and the voting and support agreement relating to Clear Channel's acquisition of The Ackerley Group were filed by The Ackerley Group under cover of Form 8-K on October 9, 2001 and are incorporated by reference into this filing.

              THE ACKERLEY GROUP, INC. ANNOUNCES MERGER WITH CLEAR
                          CHANNEL COMMUNICATIONS, INC.

SEATTLE - October 8, 2001 - Barry A. Ackerley, Chairman and CEO of The Ackerley Group, Inc. (NYSE: AK), a leading media and entertainment company, announced today that The Ackerley Group has entered into a merger agreement pursuant to which Clear Channel Communications, Inc. (NYSE: CCU) will acquire The Ackerley Group in an all stock transaction. As of the market close on October 5, 2001, the transaction values The Ackerley Group at approximately $800 million. This includes the assumption of approximately $294 million of The Ackerley Group's debt. The transaction was unanimously approved by the board of directors of The Ackerley Group.

"Over the past 26 years, The Ackerley Group has established a reputation for building quality assets and a quality working environment for employees," said Barry Ackerley, Chairman and CEO of The Ackerley Group. "We are proud of that legacy and we are pleased to be part of this transaction in the best interest of our shareholders."

Under the terms of the merger agreement, each share of the common stock and the Class B common stock of The Ackerley Group will be converted into the right to receive 0.35 of a share of the common stock of Clear Channel. The transaction is intended to be tax-free to The Ackerley Group's stockholders. The transaction, which is expected to be completed in the first half of 2002, is subject to approval by The Ackerley Group's stockholders, and customary regulatory approvals and closing conditions.

"We are very excited to have The Ackerley Group join the Clear Channel family. They have assembled a truly unique set of assets with top quality personnel that will be a great complement to Clear Channel. This transaction allows Clear Channel to enter Boston, Seattle and Portland, Oregon, three of the top 25 U.S. outdoor advertising markets, as well as Seattle, a top 25 U.S. radio market, where we currently have no presence. In addition, this acquisition enables us to offer our advertising customers more cross-platform advertising opportunities, because we have a radio station, outdoor advertising operation or live entertainment venue presence in 15 of their 18 television markets," said
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Lowry Mays, Chairman and Chief Executive Officer of Clear Channel
Communications, Inc.

As more fully described in the merger agreement, until the 30th calendar day (subject to limited extensions) after the date of the merger agreement, The Ackerley Group may (i) furnish information to or enter into negotiations with a third party that makes an unsolicited bona fide proposal that is, or could reasonably be expected to lead to, a superior proposal or (ii) terminate the merger agreement in order to accept a superior proposal subject to the payment of a termination fee of $17.25 million plus up to $7.5 million of Clear Channel's transaction expenses and the obligation to negotiate with Clear Channel for 72 hours to make adjustments to the merger agreement as would enable Clear Channel and The Ackerley Group to proceed with the Clear Channel transaction on such adjusted terms. The merger agreement and the voting and support agreement (described below) will be filed with the SEC by The Ackerley Group on Form 8-K on Tuesday, October 9, 2001.

"The Board of Directors has approved this transaction with Clear Channel, as we believe that it is in the best interests of our shareholders and the company," said Chris Ackerley, president of The Ackerley Group. "The offer reflects a significant premium to our recent stock price and, at the same time, provides a tremendous combination that can allow The Ackerley Group's operating assets to be leveraged in a significant and strategic way."

In connection with the merger agreement, Barry Ackerley has entered into a voting and support agreement with Clear Channel, in which he has agreed to vote shares of common stock of the company, representing approximately 6.7% of the outstanding voting power of The Ackerley Group, in favor of the transaction with Clear Channel and against competing proposals. However, Ackerley's agreement to vote in favor of the transaction with Clear Channel and against competing proposals is not applicable to the shares of Class B common stock of The Ackerley Group owned by him, which represent approximately 82% of the outstanding voting power of the company.

Credit Suisse First Boston Corporation acted as financial advisor to The Ackerley Group. Dewey Ballantine LLP and Rubin, Winston, Diercks, Harris & Cooke, LLP are legal counsel to The Ackerley Group and Heller Ehrman White & McAuliffe LLP is legal counsel to Barry Ackerley.

The Ackerley Group will hold a conference call for the investment community at 1:00 p.m. EDT on Monday, October 8, 2001. The call-in number is 888/847-6591 and the passcode is Ackerley. The call will also be streamed on The Ackerley Group web site at www.ackerley.com. A replay of the call will be available through Thursday, October 11, 2001, until 4:30 p.m. EDT by calling 800/925-2367.

ABOUT THE ACKERLEY GROUP

The Ackerley Group is one of the nation's most innovative media and entertainment companies and holds a diversified group of market-leading outdoor, broadcasting and
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interactive media assets. The Ackerley Group operates the nation's fourth-largest outdoor media company with preeminent positions in Massachusetts, Washington and Oregon. The Ackerley Group owns or operates under management agreements 18 television stations making it one of the nation's 30 largest television owners reaching 6.3 percent of U.S. television households. The radio broadcasting segment includes the No. 1 hit-music and No. 1 sports talk stations in the nation's 13th-largest media market. Through its Interactive Media segment, the company operates a series of local portals connecting its television viewers with the Internet to bring them the latest in local and national news. The company's venture arm, Ackerley Ventures, strategically invests in technologies that enhance the company's core operations. For more information, visit The Ackerley Group Web site at www.ackerley.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

These materials contain certain statements, intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses. These statements are "forward-looking statements" within the meaning of the safe-harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that such statements are much less reliable than historical information and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond The Ackerley Group's ability to control or estimate precisely. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of The Ackerley Group. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The Ackerley Group does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed business combination, The Ackerley Group and Clear Channel plan to file a proxy statement/prospectus and other relevant documents concerning the transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACKERLEY GROUP, CLEAR CHANNEL, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by The Ackerley Group with respect to the proposed transaction may be obtained free of charge by contacting The Ackerley Group, 1301 Fifth
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Avenue, Suite 4000, Seattle, WA 98101, Attention: Investor Relations (tel.:
206-624-2888).

The Ackerley Group's and Clear Channel's shares are traded on the New York Stock Exchange (ticker symbols AK and CCU). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC's public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

PARTICIPANTS IN SOLICITATION

The Ackerley Group, its directors, executive officers and certain members of management and employees may be soliciting proxies from The Ackerley Group stockholders in favor of the approval of the transaction. Information regarding such officers and directors is included in The Ackerley Group's proxy statement for its 2001 Annual Meeting of shareholders filed with the SEC on April 2, 2001.

                                      # # #

For further information, contact Public Affairs, publicaffairs@ackerley.com
The Ackerley Group, Inc.
Seattle, WA (206) 624-2888